ECHOSTAR COMMUNICATIONS CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112
RESPONSE TO SEC LETTER OF April 19, 2007
May 2, 2007
Via EDGAR and FedEx
Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	EchoStar Communications Corporation (“EchoStar” or the “Company”)
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
File No. 0-26176
Dear Mr. Spirgel:
     We are supplying the following responses to the comments contained in your letter dated April 19, 2007, regarding the above-referenced documents. Our responses are numbered in accordance with the numbered comments in your letter.
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299

Mr. Larry Spirgel
United States Securities and Exchange Commission

Form 10-K for the fiscal year ended December 31, 2006
1.	We note that you recognize revenue from equipment sales to AT&T pursuant to your original agreement over the estimated average co-branded subscriber life. Please:
(a)	Summarize for us your original agreement with AT&T and your accounting policy for the revenue streams and the related costs.
(b)	Tell us, and revise to disclose, the estimated life and how you determined the life.
(c)	Describe your basis for your deferral of revenue and the related costs. In this regard, we note that you defer the related costs from equipment sales over the same period.
(d)	Tell us if the equipment sales to AT&T generated losses or profits.
1. (a) Summary of Original Agreement:
Similar questions were asked in a November 2005 comment letter from the Staff for EchoStar DBS Corporation, one of our subsidiaries. As such, the following responses include information from our response dated December 16, 2005.
Under our original three-year agreement with AT&T (formerly known as SBC) signed in July 2003, AT&T was our customer. As such, they marketed our services to potential customers within their territories and activated new subscribers to our programming service. They, in turn, incurred all equipment and installation costs and received a share of the programming revenue stream from co-branded subscribers.
The original agreement was comprised of the following principal deliverables:
•	Development and implementation fee — AT&T paid us an upfront fee for, among other things, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC].

•	Sale of equipment — We sold equipment to AT&T at a profit, according to a per unit fixed contractual rate.

•	Programming services and related systems/technical customer call support — We provided our programming services to AT&T co-branded subscribers at a fixed contractual monthly rate per subscriber.

Mr. Larry Spirgel
United States Securities and Exchange Commission

Accounting Policy for Revenue and Related Costs:
In reaching our accounting conclusions, we considered the guidance in Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”) and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin 104 (“SAB 104”).
Specifically, our original agreement with AT&T constituted a multiple element arrangement under EITF 00-21. Because the undelivered element, the programming services, lacks objective and reliable evidence of fair value, EITF 00-21 requires that all elements of the agreement be accounted for as a single unit of accounting. We were unable to discern objective and reliable evidence of fair value for the undelivered element as this arrangement was the first of its kind for our business and we were, and still are, uncertain whether similar agreements would be arranged and if so, whether similar prices would be extended. Furthermore, we do not believe that we have objective and reliable evidence of the fair value of the delivered elements to this contract for similar reasons.
As EITF 00-21 does not address when the criteria for revenue recognition are met or provide guidance on the appropriate revenue recognition convention for a given unit of accounting, we considered the guidance in SAB 104.
Because we are required to account for all deliverables under the original agreement as a single unit of accounting, SAB 104 requires that the sum of all fees be recognized in a reasonable and systematic approach as such revenues are earned. Accordingly, as discussed in our 2006 Annual Report on Form 10-K in Management’s Discussion and Analysis of key metrics and other items, under the original contract we recognized revenue associated with the development and implementation fee, equipment sales, and programming services over the estimated co-branded subscriber life (which is the longer of the contractual life or estimated co-branded subscriber life). We believe this is a reasonable and systematic methodology.
Also as required by EITF 00-21 for a single unit of accounting, we recognized the related costs from the equipment sales and programming services over the same estimated co-branded subscriber life.
Pursuant to the original agreement, we also provided optional installation and other services to AT&T at rates that we determined to be approximately fair value. AT&T was not economically compelled or otherwise obligated to purchase any of these services. Accordingly, we recognized revenue for these optional services independently from other elements of the agreement described above. This is consistent with the SAB 104 criteria.

Mr. Larry Spirgel
United States Securities and Exchange Commission

The original agreement with AT&T was revised substantially beginning October 2005 and we continue to operate under the revised agreement. Under the revised agreement, AT&T acts as a retailer/distributor of our product. Similar to our standard retailer/distributor arrangements, EchoStar incurs the cost of the equipment and installation and collects programming revenue in amounts consistent with that collected from other subscribers.
1. (b) Estimated Average AT&T Co-Branded Subscriber Life:
Upon launch of the AT&T co-branded DBS service at the end of February of 2004, we had no experience on which to base an estimate of the expected life for an AT&T co-branded subscriber. However, we believed that our historical customer life provided our best evidence of what we might expect from the AT&T arrangement. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC].
With the passage of time, information became available about the churn habits of the AT&T co-branded subscribers. Beginning in January of 2005, the estimated life for AT&T co-branded subscribers was [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] in accordance with Accounting Principles Board Opinion No. 20: Accounting Changes which states “accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.” The revised estimate was based on the final three months of 2004 which reflected stabilization of the AT&T co-branded subscriber program and thus was the best estimate available. We periodically evaluate the co-branded subscriber life for any changes in estimate and through December 31, 2006 the average co-branded subscriber life approximated [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] .
Revised Disclosure:
As requested, we propose to revise the related disclosure in future SEC filings, as applicable, to include the estimated life and how we determined the life.
1. (c) Accounting Policy for Revenue and Related Costs:
Please see our response to Question 1 (a) above for discussion of our policy.
1. (d) AT&T Equipment Sales:
As mentioned in our response to Question 1 (a), we sold equipment to AT&T at a profit, according to a per unit fixed contractual rate.

Mr. Larry Spirgel
United States Securities and Exchange Commission

2.	We note that you recognize development and implementation fees received from AT&T over the estimated average subscriber life of all subscribers acquired under both the original and revised agreements with AT&T. We further note from your MD&A discussion that your policy of fee recognition is similar to a percentage of completion methodology. Please:
(a) Describe to us in detail your policy and why you believe it is appropriate.
(b)	Tell us how you are able to estimate “total estimated subscriber activations during the life of the contract.”
(c)	Tell us and disclose the period that you expect to recognize these fees. In this regard, we note that you will recognize the fees “over the next several years,” which appears too general.
2. (a) Policy for Recognition of Development and Implementation Fee:
Please see our response to Question 1 (a) above for discussion of our policy. The development and implementation fee is being recognized pursuant to EITF 00-21, similar to the deferred equipment sales. In order to estimate the amount recognized monthly, we first divide the number of subscribers activated during the month under the AT&T agreement by total estimated subscriber activations during the life of the original and revised agreements. We then multiply this percentage by the total development and implementation fee received from AT&T. The resulting estimated amount is recognized monthly as revenue over the estimated co-branded subscriber life. We believe this is a reasonable and systematic methodology consistent with SAB 104.
Unlike the terms of equipment sales and programming services provided under the original contract, the terms of the development and implementation fee continue to relate to services for subscribers acquired under both the original and revised agreements. Therefore, the total number of estimated subscriber activations was updated for the revised agreement which extended the term through October 2008.
2. (b) Total Estimated Subscriber Activations:
Upon launch of the original AT&T co-branded DBS service at the end of February 2004, we based our total estimated subscriber activations on AT&T’s projections of the number of subscribers they would add during the original three-year contract. Total estimated subscriber activations are periodically reviewed and updated, as necessary, based on annual forecasts from AT&T over the remaining contract life and historical run-rates.
2. (c) Remaining Period of Recognition:
Assuming the churn rate for co-branded subscribers does not change materially from the current [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] , we expect to continue to recognize the development and implementation fee for [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] after the October 10, 2008 expiration date of the revised agreement. Based on current co-branded subscriber additions compared to the number added during 2005 under the original agreement, we expect that the amount of development and

Mr. Larry Spirgel
United States Securities and Exchange Commission

implementation fee recognized will peak in 2007 and decline until fully recognized. This expected decline results as the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] subscriber life ends for the disproportionately large number of subscribers added at the beginning of the original agreement. As requested, we propose to revise the related disclosure in future SEC filing, as applicable, to disclose the period that we expect to recognize these fees.
3.	We note that under the revised AT&T agreement, you are including costs from equipment and installations in “subscriber acquisition costs...rather than in subscriber-related expenses.” Please confirm to us that such costs are now included in subscriber acquisition costs or in capital expenditures, since you will continue to incur these costs under the revised agreement, yet you will no longer receive revenues from these services under the revised agreement. If true, you should revise your disclosures to clarify this fact.
As discussed in response to Question 1 (a) above, our revised agreement with AT&T is similar to our standard retailer/distributor agreement and thus we account for the revenue and costs associated with subscribers acquired through the revised AT&T agreement like we do for subscribers acquired through other third-party retailers and distributors. Thus, we confirm that costs from equipment and installations for subscribers acquired under the revised AT&T agreement are included in “Subscriber acquisition costs” or, for leased equipment, in capital expenditures, rather than in “Subscriber-related expenses,” as they were under the original contract. As requested, we propose to revise the related disclosure in future SEC filings, as applicable, to clarify that we no longer receive revenue from equipment sales under the revised AT&T agreement.
4.	We note the jury verdict and your recording of a total reserve of $94 million in accordance with SFAS 5. We further note your disclosure stating that it is more likely than not that you will prevail on appeal and are therefore not recording supplemental damages or interest subsequent to September 8, 2006. In light of the jury verdict in Tivo’s favor and your actual recording of the reserve, please tell us in more detail why you ceased recording additional amounts for interest and damages subsequent to September 8, 2006. Of the $35 million in potential additional damages through 2007, tell us the amount that relates to the period from September 8 through December 31, 2006.
During April 2006, a jury in the Tivo litigation concluded that certain of our digital video recorders (“DVRs”) infringed a patent held by Tivo, that our infringement was willful and awarded Tivo approximately $74 million in damages, plus interest for past infringement. A Texas court subsequently issued an injunction prohibiting us from offering DVR functionality. In accordance with Statement of Financial Accounting Standards No. 5: “Accounting for Contingencies” (“SFAS 5”), during the six months ended June 30, 2006, we recorded a total reserve of approximately $88 million to reflect the jury verdict and estimated supplemental damages. In September 2006 and again in January 2007, the Texas court calculated damages and interest based on the jury verdict

Mr. Larry Spirgel
United States Securities and Exchange Commission

first through July 31, 2006 and later through September 8, 2006. We accrued all amounts relating to the original jury verdict and the court’s calculations.
In October 2006, the Federal Circuit Court granted our request for a stay and stated therein “EchoStar has met its burden of showing that there is a substantial case on the merits.” Based on our analysis of the case, including, among other things, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC] , we believe that it is more likely than not that we will prevail on appeal. In accordance with SFAS 5, and because the information on which the analysis was based was available prior to issuance of our third quarter financial statements, we determined the loss to no longer be probable and further determined it was more likely than not we would prevail on appeal, and accordingly we did not record any additional amounts for potential supplemental damages or interest subsequent to the September 8, 2006 judgment date. However, we did not reverse the amounts previously accrued pursuant to the judgment as SFAS 5 states that “contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization”. However, based on applicable accounting guidance, we do not intend to reverse amounts accrued through the September 8, 2006 judgment until our appeal is successfully concluded. Consequently, such amounts remain as liabilities through December 31, 2006.
Based on our estimates, of the $35 million in potential damages through 2007, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC].

Mr. Larry Spirgel
United States Securities and Exchange Commission

     In accordance with your request, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please call me at (720) 514-5152. I can also be reached by fax at 720-514-5957.

Sincerely,
/s/ Bernard L. Han
Bernard L. Han
Executive Vice President and Chief Financial Officer

Cc:	Kyle Moffatt, SEC
Michael Henderson, SEC